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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 6-K

                           REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                              Dated June 15, 2001


                          LOGITECH INTERNATIONAL S.A.

                          Canton of Vaud, Switzerland

                (Jurisdiction of incorporation or organization)

                          Logitech International S.A.
                              Apples, Switzerland
                               c/o Logitech Inc.
                               6505 Kaiser Drive
                           Fremont, California 94555
                                (510) 795-8500

         (Address and telephone number of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

     Form 20-F    X         Form 40-F ________.
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     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

     Yes _______            No    X    .
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     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         N.A.
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                          Logitech International S.A.
                                   Form 6-K

     On June 1, 2001, Logitech International S.A. filed a prospectus with the SWX Swiss Exchange. A copy of the prospectus is attached to this Form 6-K as
Exhibit 99.1 and is incorporated by reference herein.
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     This Form 6-K contains forward-looking statements based on beliefs of our management. Any statements contained in this Form 6-K that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. These include, without limitation, statements related to: our belief that the need for intuitive PC interfaces will continue, and with it the opportunity for Logitech products; our expected sales and operating income for fiscal 2002 and the potential for the continuing growth of our business.

     We have based these forward-looking statements on our current expectations and projections about future events, including: general economic and business conditions; attracting and retaining personnel; competition in the computer peripheral industry; implementing our business strategy; developing and introducing new services and products; obtaining and expanding market acceptance of our services and products; and meeting changing customer requirements and emerging industry standards. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under "Risk Factors" in the prospectus attached hereto as Exhibit 99.1 and incorporated herein by reference as well as in our
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Annual Report on Form 20-F for the year ended March 31, 2001 as filed with the
U.S. Securities and Exchange Commission ("SEC") and in our other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates of their filings. We undertake no obligation to publicly update or revise any forward-looking statements.
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                                 EXHIBIT INDEX
                                 -------------

     Exhibit 99.1  Prospectus dated June 1, 2001 filed with the SWX Swiss
                                   Exchange
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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      LOGITECH INTERNATIONAL S.A.

                                      By: /s/ Guerrino De Luca
                                          --------------------------------------
                                          Guerrino De Luca
                                          President and Chief Executive Officer

                                      By: /s/ Kristen Onken
                                          --------------------------------------
                                          Kristen M. Onken
                                          Chief Finance Officer,
                                          Chief Accounting Officer,
                                          and U.S. Representative

Date: June 15, 2001